UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

DJO Finance LLC

(Exact name of registrant as specified in its charter)

Delaware	333-142188	20-5653965
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1430 Decision Street

Vista, CA 92081

(Address of principal executive offices, including zip code)

(760) 727-1280

(Registrant’s telephone number including area code)

N/A

(Former name or former address if changed since last report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of DJO Finance LLC (herein referred to as the “Company,” “we,” “us,” or “our”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2017 to December 31, 2017. The Company has conducted a reasonable country of origin inquiry as described in the Conflict Minerals Report filed herewith, pursuant to which the Company evaluated its current product lines and determined that certain products we manufacture or contract to manufacture contain tin, tungsten, tantalum and/or gold (“3TG minerals”). Based on our reasonable country of origin inquiry, we have reason to believe that certain of our necessary 3TG minerals may have originated in the Covered Countries (as defined in the Rule) and are not from recycled or scrap sources. Our due diligence on the sources and chain of custody of the 3TG minerals are described in the Conflict Minerals Report filed herewith.

Conflict Minerals Disclosure

Item 1.02 Exhibit

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is incorporated herein by this reference. The Company’s Conflict Minerals Report is publicly available on the Company’s website at www.djoglobal.com under the heading “Corporate Info–Investors-SEC Reports”.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned hereunto duly authorized.

DJO FINANCE LLC
Date: May 31, 2018

	By:	/s/ JOSEPH G. MARTINEZ
	Name:	Joseph G. Martinez
	Title:	Senior Vice President
& Associate General Counsel

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